SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No. )

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☑

Check the appropriate box:

☑	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to § 240.14a-12

Water Pik Technologies, Inc.

(Name of Registrant as Specified In Its Charter)

Tennenbaum Capital Partners, LLC
Special Value Bond Fund, LLC
Special Value Bond Fund II, LLC
SVIM/MSM, LLC
SVIM/MSM II, LLC
Tennenbaum & Co., LLC
Michael E. Tennenbaum

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

     Payment of Filing Fee (Check the appropriate box):

☑	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

(1)	Title of each class of securities to which transaction applies:

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(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)	Proposed maximum aggregate value of transaction:

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☐	Fee paid previously with preliminary materials.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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Tennenbaum Capital Partners, LLC

11100 Santa Monica Boulevard, Suite 210
Los Angeles, California 90025

                    , 2004

Dear Fellow Water Pik Technologies, Inc. Stockholder:

      Tennenbaum Capital Partners, LLC (“TCP”) and its affiliated entities are the largest holder of shares of common stock of Water Pik Technologies, Inc. (the “Company”), beneficially owning approximately 19.2% of the outstanding shares. TCP believes that the current Board of Directors of the Company has an unacceptable approach towards corporate governance and is not sufficiently committed to maximizing stockholder value. Therefore, TCP is seeking your support for the election of two nominees to the Board of Directors of the Company at the annual meeting of stockholders scheduled to be held at Gateway Plaza, 170 Newport Center Drive, Suite 100, Newport Beach, California 92660 on May 13, 2004, at 9:00 A.M. (local time). If elected, the nominees would constitute two of seven members of the Board of Directors of the Company and would support expanding the Board of Directors of the Company to include the two directors nominated by the Company for election at the annual meeting.

      TCP urges you to consider carefully the information contained in the attached Proxy Statement and to support its efforts to promote good corporate governance and to maximize value for all stockholders by signing, dating and returning the enclosed BLUE proxy today. The attached Proxy Statement and the enclosed BLUE proxy card are first being furnished to the stockholders of the Company on or about                     , 2004.

      If you have already voted for the incumbent management slate, you have every right to change your vote by signing and returning a later dated BLUE proxy.

      If you have any questions or require any assistance with your vote, please contact D.F. King & Co., Inc., which is assisting us, at their address and toll-free number below.

      WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD TODAY TO VOTE FOR THE ELECTION OF OUR NOMINEES.

Thank you for your support,

MICHAEL E. TENNENBAUM
Tennenbaum Capital Partners, LLC

D.F. King & Co., Inc.

48 Wall Street
New York, New York 10005

CALL TOLL FREE: 888-644-5854

PROPOSAL 1 ELECTION OF DIRECTORS
PROPOSAL 2 AMENDMENT OF THE 1999 INCENTIVE PLAN
PROPOSAL 3 RATIFICATION OF INDEPENDENT AUDITORS
PROPOSAL 4 PROPOSAL CONCERNING BOARD DECLASSIFICATION
SCHEDULE I

PRELIMINARY COPY SUBJECT TO COMPLETION

DATED APRIL 6, 2004

ANNUAL MEETING OF STOCKHOLDERS

OF
WATER PIK TECHNOLOGIES, INC.

PROXY STATEMENT

OF
TENNENBAUM CAPITAL PARTNERS, LLC

PLEASE SIGN, DATE AND MAIL THE ENCLOSED

BLUE PROXY CARD TODAY

       Tennenbaum Capital Partners, LLC (“TCP”) and its affiliated entities are the largest holder of shares of common stock of Water Pik Technologies, Inc., a Delaware corporation (“Water Pik” or the “Company”). TCP is writing to you in connection with the election of two nominees to Water Pik’s Board of Directors (the “Water Pik Board”) at the annual meeting of stockholders scheduled to be held at 9:00 A.M. (local time), on Thursday, May 13, 2004, at Gateway Plaza, 170 Newport Center Drive, Suite 100, Newport Beach, California 92660, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”). As further described herein, TCP believes that improved corporate governance policies and maximization of stockholder value will be best achieved through the election of its nominees.

      The Water Pik Board currently consists of three classes, Class I, Class II and Class III directors. According to the Company’s Proxy Statement for the Annual Meeting, two Class II directors will be elected at the Annual Meeting. The Class II directors will serve a three-year term expiring at the Company’s 2007 Annual Meeting of Stockholders and until his or her successor is duly elected and qualified.

      This proxy statement (the “Proxy Statement”) and the enclosed BLUE proxy card are being furnished to stockholders of Water Pik by TCP in connection with the solicitation of proxies from Water Pik’s stockholders to be used at the Annual Meeting to elect TCP’s nominees, Michael E. Tennenbaum and Mark K. Holdsworth (the “Nominees”), to the Water Pik Board. As nominees for director, Messrs. Tennenbaum and Holdsworth are deemed to be participants in this proxy solicitation. In addition to the Nominees, TCP and certain affiliated entities are deemed to be participants in this proxy solicitation. See “Participant Information.” This Proxy Statement and the BLUE proxy card are first being furnished to Water Pik’s stockholders on or about                     , 2004.

      Water Pik has set the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting as March 15, 2004 (the “Record Date”). Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to Water Pik, as of the Record Date, there were 12,283,322 shares of common stock, $.01 par value per share (the “Shares”), outstanding and entitled to vote at the Annual Meeting. TCP and certain affiliated entities are the beneficial owners of an aggregate of 2,360,485 Shares, which represent approximately 19.2% of the Shares outstanding (based on information publicly disclosed by Water Pik). The participants in this solicitation intend to vote such Shares for the election of the Nominees. The principal executive offices of Water Pik are located at 23 Corporate Plaza, Suite 246, Newport Beach, California 92660.

      THIS SOLICITATION IS BEING MADE BY TCP AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF WATER PIK. TCP IS NOT AWARE OF ANY OTHER

MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN THE AMENDMENT TO THE COMPANY’S 1999 INCENTIVE PLAN, THE RATIFICATION OF THE APPOINTMENT OF THE COMPANY’S AUDITORS AND THE PROPOSAL THAT THE WATER PIK BOARD TAKE ALL ACTIONS NECESSARY IN ACCORDANCE WITH APPLICABLE STATE LAW TO DECLASSIFY THE WATER PIK BOARD. SHOULD OTHER MATTERS, WHICH TCP IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED BLUE PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

      TCP URGES YOU TO SIGN, DATE AND RETURN THE BLUE PROXY CARD IN FAVOR OF THE ELECTION OF ITS NOMINEES DESCRIBED IN THIS PROXY STATEMENT.

      IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY WATER PIK MANAGEMENT TO THE WATER PIK BOARD, YOU MAY REVOKE THAT PROXY AND VOTE FOR THE ELECTION OF TCP’S NOMINEES BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING TO TCP, C/O D.F. KING & CO., INC. WHICH IS ASSISTING IN THIS SOLICITATION, OR TO THE SECRETARY OF WATER PIK, OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

IMPORTANT

      YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN. TCP URGES YOU TO SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD TODAY TO VOTE FOR THE ELECTION OF TCP’S NOMINEES.

      The Nominees are committed, subject to their fiduciary duties to Water Pik’s stockholders, to advancing corporate governance reforms and giving all Water Pik stockholders the opportunity to achieve the maximum value for their Shares. A vote FOR the Nominees will enable you — as the owners of Water Pik — to send a message to the Water Pik Board that you are committed to good corporate governance and maximizing the value of your Shares. As further described below, if the Nominees are elected, they will use their best efforts to cause the Water Pik Board to terminate the Company’s poison pill, to allow stockholders to call special meetings, and to take other actions which TCP believes are in the best interests of stockholders.

      If your Shares are registered in your own name, please sign and date the enclosed BLUE proxy card and return it to TCP, c/o D.F. King & Co., Inc., in the enclosed envelope today.

      If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the Record Date, only it can vote such Shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute on your behalf the BLUE proxy card. TCP urges you to confirm your instructions in writing to the person responsible for your account and to provide a copy of such instructions to TCP, c/o D.F. King & Co., Inc. which is assisting in this solicitation, at the address and telephone number set forth below, and on the back cover of this Proxy Statement, so that we may be aware of all instructions and can attempt to ensure that such instructions are followed.

If you have any questions regarding your proxy,

or need assistance in voting your Shares, please contact:

D.F. King & Co., Inc.

48 Wall Street
New York, New York 10005

CALL TOLL FREE: 888-644-5854

PROPOSAL 1

ELECTION OF DIRECTORS

Reasons for the Solicitation

      This proxy contest is about good corporate governance and maximizing stockholder value. We believe that the Water Pik Board has an unacceptable approach toward corporate governance that leaves it and management unfairly entrenched and inadequately accountable to stockholders.

      We are asking for your vote in order to elect nominees who will support actions that we believe will improve the corporate governance of Water Pik and give stockholders the greatest opportunity to maximize the value of their Shares.

      You should know that we are simply asking for representation on the Water Pik Board. Despite any assertion to the contrary by the Company, this proxy contest is not about our opposition to Messrs. Hoopis and Ouchi, the two incumbent directors nominated by the Company for election at the Annual Meeting. In fact, if elected, the Nominees would support the Water Pik Board’s taking action to have Messrs. Hoopis and Ouchi serve as board members. We understand the Water Pik Board could permit this result by increasing the size of the Water Pik Board. It is only as a result of the requirements of Water Pik’s staggered board (which we have opposed) that the Nominees must run against Messrs. Hoopis and Ouchi.

      This proxy contest is not about TCP’s attempting to gain control of the Water Pik Board. Even if elected to the Water Pik Board, the Nominees will be two of seven members. Further, as stated above, if elected, the Nominees would support increasing the size of the Water Pik Board to accommodate Messrs. Hoopis and Ouchi, in which case they would be two of nine members.

      Why then is Water Pik unwilling to allow Messrs. Tennenbaum and Holdsworth to join the Water Pik Board, especially when we are not ultimately seeking to replace current board members? In January 2004, we sent the Company a letter nominating Messrs. Tennenbaum and Holdsworth to the Water Pik Board. We believe Water Pik could have avoided spending valuable company capital (the Company estimates that it will spend approximately $500,000 in connection with its solicitation of proxies) and time by engaging in productive discussions with us, the Company’s largest stockholder, and accommodating our request for representation on the Water Pik Board.

Water Pick Needs to Improve Corporate Governance

      We first acquired Shares in August 2000 and later made a $15 million investment in the Company in December 2000 to acquire an additional 1,973,685 Shares. We have repeatedly appealed to the Water Pik Board to modify its corporate governance practices and improve accountability. The Water Pik Board has rejected our recommendations for corporate governance reform and has made several decisions that we believe have decreased stockholder value.

      We think that good corporate governance ultimately leads to better stock performance. We cite a study released in 2001 entitled “Corporate Governance and Equity Prices” authored by Paul Gompers, Harvard Business School, Joy L. Ishii, Harvard University, and Andrew Metrick, from the Wharton School of the University of Pennsylvania. The study examined approximately 1,500 public companies in the period beginning September 1990 and ending December 1999. The authors of the study created a Governance Index for each company that tracked 24 corporate governance provisions that increase management power at the expense of stockholders’ rights. For example, the provisions used for the Governance Index include the presence of a classified board, supermajority stockholder approval requirements for major corporate actions and the presence of a poison pill. A corporation received 1 point for each provision that it possessed that reduced stockholders’ rights. The study found a significant positive correlation between a low Governance Index (that is, more stockholders’ rights) and increased share price. We note that this study does not establish a cause and effect relationship between corporate governance and company performance. While the conclusions of the study do not dictate that if Water Pik improves its corporate governance structure the

Shares will necessarily increase in price, we believe that good corporate governance will improve share value in the long-run.

      Despite our correspondence and discussions with the Water Pik Board over an approximate two-year period, Water Pik has maintained a corporate governance structure that, we believe, detracts from accountability to stockholders. Features of Water Pik’s corporate governance structure include the following:

•	Stockholder rights plan that has not been approved by stockholders (“poison pill”);

•	No ability for stockholders to act by written consent;

•	No ability for stockholders to call a special meeting; and

•	Super-Majority voting required to approve certain corporate transactions, including mergers, and to amend the charter and bylaws of the Company.

      We formally expressed our dissatisfaction with these measures in anticipation of this Annual Meeting by submitting to the Company in November 2003 a proposal that the Water Pik Board take all necessary actions in accordance with applicable state law to eliminate these measures. We also submitted a proposal that the Water Pik Board take all necessary actions in accordance with applicable state law to declassify the Water Pik Board. Water Pik was required by law to include only one of our proposals and included our proposal concerning declassification of the Water Pik Board (see “Proposal 4 — Proposal Concerning Board Declassification” below). Water Pik was not required to submit to stockholders our other proposal and informed us by letter that it would not do so. Even though not required, we believe Water Pik should have put our other proposal to a vote to give its stockholders a say on these important governance issues, especially in an era when legislative reforms, such as the Sarbanes-Oxley Act, and rules promulgated by the New York Stock Exchange, where the Water Pik Shares are listed, are promoting greater accountability to stockholders.

      We are committed to seeking corporate governance reforms, including those discussed below.

Redemption of Poison Pill

      If the Nominees are elected, they will use their best efforts to cause the Water Pik Board to terminate the Company’s poison pill by redeeming all of the outstanding rights under the Company’s poison pill and filing evidence of such redemption with the rights agent. Historically, proponents of poison pills have asserted that they enable a board of directors to respond in an orderly fashion to unsolicited takeover bids by providing sufficient time to carefully evaluate the fairness of such a bid. We oppose the Company’s poison pill because we believe that it places such an obstacle to a takeover bid that it serves to entrench the Water Pik Board and management. We believe that the Company’s poison pill would force a would-be acquirer to negotiate the possible takeover of the Company with management, instead of making its offer directly to the stockholders of the Company. This consequential lack of management accountability to stockholders adversely affects stockholder value and could deter a takeover bid that, while in the stockholders’ best interest, does not leave management in control. The effect of a poison pill is to insulate management from a change of control by providing the Board of Directors, which is advised by and includes representatives of management, with a veto over takeover bids, even when stockholders might favorably view such bids.

      The effect of poison pills on stock value has been researched extensively. Not all experts agree on the effect of poison pills. We reviewed eight leading studies on the subject matter and in six of these studies the authors concluded that poison pills detract from stockholder value. These studies found negative correlations between the presence of poison pills and share prices, and suggested that the presence of poison pills resulted in less management accountability and less attractive tender offers. We agree with these conclusions. Two of the studies we reviewed conclude that poison pills benefit stockholders and indicated that the presence of a poison pill leads to higher premiums for stockholders in the event of a successful purchase of the company. We disagree with these conclusions and believe that, even if poison pills lead to higher premiums for stockholders for tender offers, such tender offers are less likely to occur when poison pills are in place and the potential benefit is outweighed by the reduction in management accountability to stockholders.

Allow Stockholders to Act by Written Consent

      We believe that the owners of a majority of the issued and outstanding stock of a company should have the ability to act by written consent. We believe that if a majority of stockholders desire a certain action to be taken, no compelling purpose is served by requiring the formality of holding a stockholder meeting, which is costly and time-consuming. If the Nominees are elected, they will use their best efforts to cause the Water Pik Board to propose to the stockholders of the Company that the Restated Certificate of Incorporation of the Company (the “Charter”) be amended to allow stockholders to act by written consent.

Allow Stockholders to Call a Special Meeting

      We believe stockholders should have the ability to call a special meeting if holders of at least 25% of the Shares wish to do so. We believe that companies that do not allow for their stockholders to call a special meeting insulate themselves from addressing critical issues that stockholders may wish to raise between annual meetings. The Water Pik Board, which is elected by stockholders, should listen and be receptive to requests for special meetings of stockholders having a significant interest in the Company in order to give prompt and timely consideration to matters that stockholders deem important to their interests. If the Nominees are elected, they will use their best efforts to cause the Water Pik Board to propose to the stockholders of the Company that the Charter be amended to allow stockholders to call a special meeting.

Eliminate Super-Majority Voting Requirements in the Charter

      We believe that a basic tenet of corporate democracy is that the majority rules, not a super-majority. The Charter, however, contains a number of provisions that prevent the stockholders who own a majority of the Company from taking agreed upon action. Article Twelve of the Charter, for example, requires the affirmative vote of the holders of at least two-thirds of the outstanding Shares entitled to vote for the adoption or authorization of a “Fundamental Change” unless the Fundamental Change is approved by two-thirds of the incumbent members of the Water Pik Board. A “Fundamental Change” is defined to include, among other things, a merger or consolidation of the Company and a sale or other disposition of all or substantially all of the assets of the Company. We believe that a majority vote of stockholders should be the standard for approving these types of transactions.

      In addition, the Charter provides that certain provisions thereof, including those provisions limiting director liability, prohibiting stockholder action by written consent and prohibiting stockholders from calling a special meeting, may be amended only by the affirmative vote of 75% of all outstanding voting securities of the Company. Similarly, the Charter provides that the Company’s bylaws may be amended only by the affirmative vote of 75% of all outstanding voting securities of the Company.

      If the Nominees are elected, they will use their best efforts to cause the Water Pik Board to propose to the stockholders of the Company that the Charter be amended to eliminate the super-majority voting requirement for Fundamental Change transactions and to allow charter and bylaw amendments by majority vote.

Declassify the Water Pik Board

      By letter to the Company dated November 14, 2003, we timely submitted a stockholder proposal to the Company requesting that the Water Pik Board take all necessary actions in accordance with applicable state law to declassify the Water Pik Board. As required by applicable law, the Company has included this proposal in the Company’s Proxy Statement for the Annual Meeting (the “Management Proxy Statement”). As discussed below under “Proposal 4 — Proposal Concerning Board Declassification,” we support declassifying the Water Pik Board.

      Water Pik has recommended that stockholders vote “FOR” the proposal regarding declassification of the Water Pik Board. Water Pik has stated that if the proposal is approved, the Water Pik Board will implement the action by submitting a charter amendment to stockholders at the 2005 annual meeting. We note that

Water Pik could have submitted the charter amendment to stockholders now. What is the reason for the delay?

      We requested that the Company make further changes to improve corporate governance, but they were only required to include this one change, and they did the minimum necessary. Why did they not include our other changes to be voted upon by you, the stockholders?

We Believe the Water Pik Board Has Made Several Decisions that Have Decreased Stockholder Value

      We believe that the Water Pik Board has made several decisions that have decreased stockholder value. In particular:

•	Failure to Implement a Share Buy-Back Program or Allow TCP Entities to Buy Additional Shares. During the first eight months of 2003, the Company’s common stock traded between $6.22 and $9.85 per Share. We urged the Water Pik Board during this period to take advantage of these low trading prices and institute a buy-back program to reduce the public float of the Company, especially in light of the fact that the Company’s reported earnings per share had decreased from $1.05 per Share in 2000 to $0.85 per Share in 2001 to $0.46 per Share in 2002. The Water Pik Board refused to take any such action. Yet, a member of the Water Pik Board, Robert Bozzone, made a number of personal open-market Share purchases during this period. According to Form 4’s filed with the SEC, Mr. Bozzone purchased 50,000 Shares between August 5 and August 12, 2003. Why didn’t Water Pik buy these Shares?

Then, when we indicated that entities affiliated with TCP had an interest in purchasing Shares in the open market during this period if the Company would not, the Water Pik Board refused to exempt any purchases from triggering the Company’s poison pill. Accordingly, we were prevented from buying even a single Share. We believe that having an active buyer in the market would have prevented the stock price from languishing for so many months.

•	Failure to Improve Corporate Governance Practices. We repeatedly expressed our opposition to the Company’s corporate governance practices, including its poison pill, its classified board and its refusal to allow stockholders to call special meetings. On November 14, 2003, we sent a letter to the Company (and filed it publicly with the SEC) stating our intention to present proposals at the Annual Meeting opposing such practices. The Company’s common stock closed at $11.12 per Share on the day prior to the public announcement of our letter. Since that time, the Company’s common stock has increased significantly, closing at $14.72 per Share on April 5, 2004, the day prior to the filing of this Proxy Statement, which represents an increase of approximately 32%. During this time, the Dow Jones Industrial Average has increased a modest 7%. While there can be no assurance in this regard, we believe that the Company’s stock performance over the past few months is at least partly due to the prospect that its corporate governance practices would improve. To the extent there is any relation between these two items, we believe that the stock price could decline if the Nominees, and their platform of improving corporate governance, are not successful.

•	Pursuit of the Ozone Product Line. We consistently expressed our opposition to the Company’s pursuit of the Ozone product line, including the Aquia® home sanitizing system. In particular, we cautioned management about the relatively high price point of the product, the complicated sales pitch, and the high level of investment needed to create a new market and support a new product line. The Company has now announced a decision to formally dispose of the Ozone product line after, according to the Company’s public filings, deciding that the “promotional investment necessary to create the market for consumer products based on this technology is significantly greater than available resources.” This cost stockholders plenty. According to the Company’s public filings, the loss from operations of the Ozone product line net of income tax benefit was approximately $5 million and $2.4 million for the fiscal years ended 2002 and 2001, respectively.

•	Pursuit of the Personal Stress Relief Products. We also opposed the Company’s introduction of personal stress relief products beginning in 2001. We believe that the Company should continue to focus on its core businesses. We think that the Company’s recent operating results support our case — according to the Company’s public filings, sales in the “other products” category of the personal health care segment, which includes water filtration and stress relief products, decreased in the three months ended September 30, 2003 “due primarily to decreased sales of personal stress relief products,” and in the fiscal year ended December 31, 2003 due to “decreased sales of both water filtration and personal stress relief products.”

•	Failure to Separate Personal Health Care and Pool Businesses. In addition, we believe that stockholder value would be maximized by separating the Company’s personal health care business segment and its pool and heating systems business segment, which seemingly have little or no connection from a business or operations standpoint. The Water Pik Board has refused to entertain any discussions in this regard, or to defend the incongruous combination of these two segments.

      As the largest stockholder of the Company, we were disappointed by each of these decisions. We have a vested interest in maximizing value of the Shares. We believe that Messrs. Tennenbaum and Holdsworth would bring valuable experience in corporate governance, private and public investment and business management to the Water Pik Board and can help the Company pursue transactions designed to maximize stockholder value.

The Nominees

      The following information sets forth the name, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees. This information has been furnished to us by the Nominees. The Nominees are citizens of the United States of America.

      Michael E. Tennenbaum, age 68, has been the Managing Member of Tennenbaum & Co., LLC, a private investment firm, since its inception in June 1996 and is the Senior Managing Partner of TCP. Mr. Tennenbaum currently serves as the Chairman of the Board of Pemco Aviation Group, Inc., a Nasdaq-listed aircraft maintenance and modification company, as Vice Chairman of Party City Corporation, a publicly-traded retailer of party goods and supplies, as Chairman of the Board of Anacomp, Inc., a publicly-traded provider of information outsourcing and imaging and print solutions, and on the Board of Directors of several privately held companies. From February 1993 until June 1996, Mr. Tennenbaum was a Senior Managing Director of Bear, Stearns & Co., Inc., an investment bank, and also held the position of Vice Chairman, Investment Banking. The business address of Mr. Tennenbaum is c/o Tennenbaum Capital Partners, LLC, 11100 Santa Monica Boulevard, Suite 210, Los Angeles, California 90025.

      Mark K. Holdsworth, age 38, has been a Managing Partner and founder of TCP, a private investment firm, since 1999. Prior to founding TCP, from 1996 to 1999, Mr. Holdsworth served as founding Principal of Tennenbaum & Co., LLC. Mr. Holdsworth served as Vice President, Corporate Finance of US Bancorp Libra, a high yield debt securities investment banking boutique, from 1994 to 1996. Mr. Holdsworth is currently a director of Pemco Aviation Group, Inc., a Nasdaq-listed aircraft maintenance and modification company, serving as Chairman of its Finance Committee, and Anacomp, Inc., a publicly-traded provider of information outsourcing and imaging and print solutions. The business address of Mr. Holdsworth is c/o Tennenbaum Capital Partners, LLC, 11100 Santa Monica Boulevard, Suite 210, Los Angeles, California 90025.

      We believe the Nominees have a track record of enhancing stockholder value. Since Mr. Tennenbaum became a member of the Board of Directors of Party City Corporation in October 2000, for example, Party City’s stock has increased from approximately $4.50 per share to over $15 per share in April 2004. As a director, Mr. Tennenbaum played an important role in helping Party City to correct various credit problems which had led to a delisting of Party City’s stock from the NASDAQ in 1999 and to implement programs to improve operations and financial performance and reduce contingent liabilities. Similarly, since Messrs. Tennenbaum and Holdsworth became members of the Board of Directors of Pemco Aviation Group, Inc. in September 1999, Pemco’s stock has increased from approximately $7.50 per share to over $29 per share in April 2004. As directors, Messrs. Tennenbaum and Holdsworth played important roles in structuring programs to improve Pemco’s systems infrastructure and efficiency while reducing costs. While there can be no assurance that the Company’s financial performance will improve, or that the Shares will appreciate by comparable amounts, or at all, if the Nominees are elected, they stand committed to pursuing strategies to enhance stockholder value.

      The Nominees will not receive any compensation from TCP for their services as directors of Water Pik. If elected, the Nominees will be entitled to such compensation as is consistent with the Company’s past practices for services of non-employee directors, which is described in the Management Proxy Statement.

      TCP affiliates have agreed to indemnify each Nominee, to the fullest extent permitted by applicable law, from and against any and all expenses, liabilities or losses of any kind arising out of any threatened or filed claim, action, suit or proceeding, whether civil, criminal, administrative or investigative, asserted against or incurred by the Nominee in his capacity as a nominee for election as a director of the Company. These affiliates have also agreed to reimburse each Nominee for his reasonable out-of-pocket expenses, including reasonable fees and expenses of counsel. TCP anticipates that any Nominee elected at the Annual Meeting will have the benefits of any existing Company indemnification provisions for directors.

      Other than as stated herein, there are no arrangements or understandings between TCP and any of the Nominees or any other person or persons pursuant to which the nomination described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of Water Pik if elected as such at the Annual Meeting.

      We note that, even if elected to the Water Pik Board, the Nominees will be two of seven members. As a result, if elected, the Nominees will be unable to act together to take any action to pursue our stated objectives for the Company described in this Proxy Statement in the absence of support from at least two other directors. However, the Nominees will be forceful advocates of good corporate governance practices and of maximizing stockholder value.

      TCP does not expect that the Nominees will be unable to stand for election, but, in the event that such persons are unable to serve, the Shares represented by the enclosed BLUE proxy card will be voted for substitute nominees. In addition, TCP reserves the right to nominate substitute persons if Water Pik makes or announces any changes to its bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Nominees. In any such case, Shares represented by the enclosed BLUE proxy card will be voted for such substitute nominees.

PROPOSAL 2
AMENDMENT OF THE 1999 INCENTIVE PLAN

      We have no objection to the amendment of the Company’s 1999 Incentive Plan. Please see the Management Proxy Statement for a description of this proposal.

PROPOSAL 3
RATIFICATION OF INDEPENDENT AUDITORS

      We have no objection to the ratification of the appointment of Ernst & Young LLP as independent accountants for Water Pik for fiscal 2004. Please see the Management Proxy Statement for a description of this proposal.

PROPOSAL 4
PROPOSAL CONCERNING BOARD DECLASSIFICATION

      We believe that Water Pik’s classified board reduces its accountability to stockholders. The stockholders of the Company deserve the opportunity to vote on the election of each director annually, not just once every three years. Since the Water Pik Board has the responsibility, among other things, to oversee the management of the Company, it is important that the stockholders have the ability effectively to participate in the selection of directors by registering annually their approval or disapproval of the job that the directors are doing.

      The evidence indicates that stockholders are dissatisfied with classified boards. The Investor Responsibility Research Center reports that a record number of companies repealed their classified boards in 2003, and that at least 22 companies asked their stockholders to repeal their classified boards with an average level of support for these proposals of 85.5%.

      We did not submit our proposal for declassification of the Water Pik Board in an effort to further any sort of takeover attempt by TCP or its affiliates. While declassifying the Water Pik Board would enable a party to acquire control of the Water Pik Board through a single election of directors, we believe that any concerns arising therefrom are outweighed by the beneficial consideration that electing all directors to the Water Pik Board annually will promote a culture of responsiveness and dynamism at the Company — qualities necessary to meet the challenge of increasing stockholder value.

      Water Pik has recommended that stockholders vote “FOR” the proposal regarding declassification of the Water Pik Board. Water Pik has stated that if the proposal is approved, the Water Pik Board will implement the action by submitting a charter amendment to stockholders at the 2005 annual meeting. We note that Water Pik could have submitted the charter amendment to stockholders now. What is the reason for the delay?

      WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD TODAY TO VOTE “FOR” THE WATER PIK BOARD TAKING ALL NECESSARY ACTIONS IN ACCORDANCE WITH APPLICABLE STATE LAW TO DECLASSIFY THE WATER PIK BOARD. While this proposal also appears on the proxy card you may have received from the Company, you cannot vote for the Nominees on that proxy card and thus we request that you use the BLUE proxy card to vote on this matter.

VOTING AND PROXY PROCEDURES

Voting Procedures

      According to the Management Proxy Statement, the voting procedures for the Annual Meeting are as set forth below. The presence, in person or by proxy, of the holders of a majority of the Shares entitled to vote at the Annual Meeting is necessary to constitute a quorum. All proxies representing Shares that are entitled to vote at the Annual Meeting will be counted toward establishing a quorum, regardless of whether such proxies contain abstentions or broker non-votes (i.e. shares held by a broker or nominee which are represented at the Annual Meeting, but with respect to which such broker is not empowered to vote).

      The affirmative vote of a plurality of the votes cast at the Annual Meeting is required for the election of directors, so that the two individuals with the highest numbers of votes cast will be elected. A properly executed proxy marked “Withhold Authority” and broker non-votes with respect to the election of one or more directors will not be voted with respect to the director or directors indicated and will not affect the outcome of the election of directors.

      The affirmative vote of a majority of the votes cast at the Annual Meeting will be required to ratify the appointment of the independent auditors and the proposal for the Water Pik Board to take all necessary actions in accordance with applicable state law to declassify the Water Pik Board. The affirmative vote of a majority of the votes cast, with the total votes cast being more than 50% of all outstanding Shares, is required to approve the amendment to the 1999 Incentive Plan.

      Whether or not you are able to attend the Annual Meeting, you are urged to complete the enclosed BLUE proxy and return it in the enclosed self-addressed, prepaid envelope. All valid proxies received prior to the Annual Meeting will be voted. If you specify a choice with respect to any item by marking the appropriate box on the proxy, the shares will be voted in accordance with that specification. IF NO SPECIFICATION IS MADE, THE SHARES WILL BE VOTED “FOR” THE NOMINEES AND “FOR” PROPOSALS 2, 3 AND 4, AND, IN THE PROXY HOLDERS’ DISCRETION, AS TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING.

Proxy Procedures

      IN ORDER FOR YOUR VIEWS TO BE REPRESENTED AT THE ANNUAL MEETING, PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

      The accompanying BLUE proxy card will be voted at the Annual Meeting in accordance with your instructions on such card. IF NO SPECIFICATION IS MADE, THE SHARES WILL BE VOTED “FOR” THE NOMINEES AND “FOR” PROPOSALS 2, 3 AND 4, AND, IN THE PROXY HOLDERS’ DISCRETION, AS TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING.

Revocation of Proxies

      Any stockholder who has mailed a white proxy card to Water Pik may revoke it before it is voted by mailing a duly executed BLUE proxy card to TCP in care of D.F. King & Co., Inc. at the address set forth on the back cover of this Proxy Statement bearing a date LATER than the white proxy card delivered to Water Pik. Proxies may also be revoked at any time prior to voting by: (i) delivering to the corporate secretary of Water Pik, a written notice, bearing a date later than the date of the proxy, stating that the proxy is revoked, (ii) delivering a duly executed proxy bearing a later date than the proxy delivered previously, or (iii) attending the Annual Meeting and voting in person.

      Only holders of record as of the close of business on the Record Date will be entitled to vote. If you were a stockholder of record on the Record Date, you will retain your voting rights at the Annual Meeting even if you have sold or sell such Shares after the Record Date. Accordingly, it is important that you vote the Shares held by you on the Record Date, or grant a proxy to vote such Shares on the BLUE proxy card, even if you have sold or sell such Shares after the Record Date.

SOLICITATION OF PROXIES

      The solicitation of proxies pursuant to this Proxy Statement is being made by TCP. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, e-mail, in person and by advertisements. In this regard, TCP has entered into an agreement with D.F. King & Co., Inc. to retain D.F. King’s services to solicit proxies for the Annual Meeting. D.F. King will receive for its services a fee of up to $50,000, plus reimbursement of expenses. It is expected that D.F. King will use up to approximately 20 employees for this solicitation.

      The entire expense of soliciting proxies is being borne by TCP. If the Nominees are elected to the Water Pik Board, TCP intends to seek reimbursement of the costs of this solicitation from Water Pik. Unless otherwise required by law, TCP does not currently intend to submit the question of reimbursement of the costs of this solicitation to a stockholder vote. Although no precise estimate can be made at the present time, costs of this solicitation of proxies are currently estimated to be approximately $          . TCP estimates that through the date hereof, its expenses in connection with this solicitation are approximately $          .

PARTICIPANT INFORMATION

      In addition to the Nominees, the participants (the “Participants”) in the solicitation of proxies are TCP, Special Value Bond Fund, LLC, a Delaware limited liability company (“SVBF”), Special Value Bond Fund II, LLC, a Delaware limited liability company (“SVBFII”), SVIM/ MSM, LLC, a Delaware limited liability company (“SVIM/ MSM”), SVIM/ MSM II, LLC, a Delaware limited liability company (“SVIM/ MSM II”) and Tennenbaum & Co., LLC, a Delaware limited liability company (“TCO”).

      The principal business of TCP is investment advising. The principal business of each of SVBF and SVBFII is making investments and managing assets. The investment advisor to each of SVBF and SVBFII is TCP. The managing member of SVBF is SVIM/ MSM. The managing member of SVBFII is SVIM/ MSM II. The principal business of SVIM/ MSM is serving as managing member of SVBF. Its managing member is TCO. The principal business of SVIM/ MSM II is serving as managing member of SVBFII. Its managing member is TCO. The principal business of TCO is making investments and managing assets. Its managing member is Michael E. Tennenbaum. Mr. Tennenbaum’s principal occupation is serving as managing member of TCO.

      The address of the principal office of each of TCP, SVBF, SVBFII, SVIM/ MSM, SVIM/ MSM II and TCO is located at 11100 Santa Monica Boulevard, Suite 210, Los Angeles, California 90025.

      SVBF is the record owner and has the sole power of voting and disposition with respect to 650,000 Shares (and may be deemed to beneficially own 2,360,485 Shares), and SVBFII is the record owner has the sole power of voting and disposition with respect to 1,710,485 Shares (and may be deemed to beneficially own 2,360,485 Shares). By reason of (i) Mr. Tennenbaum’s position as managing member of TCO, (ii) TCO’s position as managing member of TCP, SVIM/ MSM and SVIM/ MSM II, (iii) SVIM/ MSM’s position as managing member of SVBF, (iv) SVIM/ MSM II’s position as managing member of SVBFII and (v) TCP’s position as investment advisor to SVBF and SVBFII, each of TCP, Mr. Tennenbaum, TCO, SVIM/ MSM and SVIM/ MSM II may be deemed to share beneficial ownership over the 2,360,485 Shares. There have been no transactions by any Participant in the securities of Water Pik in the past two years.

      Except as otherwise set forth in this Proxy Statement, neither TCP nor any of the other Participants (i) is the beneficial or record owner of any Shares or any securities of any parent or subsidiary of the Company, (ii) has purchased or sold any Shares within the past two years, borrowed any funds for the purpose of acquiring or holding any Shares, or is or was within the past year a party to any contract, arrangement or understanding with any person with respect to any Shares or (iii) was in the past five years convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      Except as otherwise set forth in this Proxy Statement, neither TCP nor any of the other Participants or their associates, has any arrangement or understanding with any person (i) with respect to any future employment by the Company or its affiliates or (ii) with respect to future transactions to which the Company or any of its affiliates will or may be a party, or any material interest, direct or indirect, in any transaction that has occurred since January 1, 2003, or any currently proposed transaction or series of similar transactions, which the Company or any of its subsidiaries was or is to be a party and in which the amount involved exceeds $60,000.

      Except as otherwise set forth in this Proxy Statement, there are no material proceedings in which any of the Nominees or any of their associates is a party adverse to the Company or any of its subsidiaries, or proceedings in which any of the Nominees or their associates have a material interest adverse to the Company or any of its subsidiaries. None of the Nominees has ever served on the Water Pik Board.

      Except as otherwise set forth in this Proxy Statement, none of the Nominees nor any of their associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or related to, services rendered on behalf of the Company, or is subject to any arrangement described in Item 402 of Regulation S-K under the Securities Act of 1933, as amended (“Regulation S-K”).

      Except as otherwise set forth in this Proxy Statement, none of the relationships regarding the Nominees described under Item 404(b) of Regulation S-K exists or has existed since January 1, 2003. To the knowledge of TCP, there are no relationships involving any of the Nominees or any of their associates that would have required disclosure under Item 402(j) of Regulation S-K had the Nominees been directors of the Company. There are no family relationships (as defined under Section 401(d) of Regulation S-K) between any Nominee and any director or officer of the Company or person nominated by the Company to become a director or executive officer.

OTHER MATTERS AND ADDITIONAL INFORMATION

      TCP is unaware of any other matters to be considered at the Annual Meeting other than the amendment to the Company’s 1999 Incentive Plan, the ratification of the appointment of the Company’s auditors and the proposal that the Water Pik Board take all actions necessary in accordance with applicable state law to declassify the Water Pik Board. However, should other matters, which TCP is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed BLUE proxy card will vote on such matters in their discretion.

      TCP has omitted from this Proxy Statement certain disclosure required by applicable law that is already included in the Management Proxy Statement. This disclosure includes, among other things, biographical information on Water Pik’s directors and executive officers, information concerning executive compensation, an analysis of cumulative total returns on an investment in Water Pik Shares during the past five years, information on audit services and fees of Ernst & Young LLP and procedures for nominating directors for election to the Water Pik Board and submitting proposals for inclusion in Water Pik’s proxy statement at the next annual meeting. Stockholders should refer to the Management Proxy Statement in order to review this disclosure.

      See Schedule I for information regarding persons who beneficially own more than 5% of the Shares and the ownership of the Shares by the management of Water Pik.

      The information concerning Water Pik contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

SCHEDULE I

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following is based solely on information provided in the

Management Proxy Statement:

      The following table sets forth the number of shares of the Company’s common stock beneficially owned, directly or indirectly, by each person known to the Company to own beneficially more than five percent of its outstanding common stock, each director of the Company, each of the Chief Executive Officer of the Company and the other four most highly compensated executive officers of the Company (the “Named Executive Officers”), and by the Company’s directors and executive officers as a group, in each case based upon the beneficial ownership of such persons reported to the Company as of March 15, 2004, including shares as to which a right to acquire ownership exists within 60 days of March 15, 2004 (for example, through the exercise of stock options) within the meaning of Rule 13d-3(d)(1) under the Securities Exchange Act of 1934 unless otherwise indicated. Each person has sole voting and investment power with respect to the shares listed and each person’s address is the address of the Company’s corporate offices, except where otherwise noted.

		Shares
		Under		Percent of
		Restricted	Total Shares	Shares Outstanding
	Shares	Stock	Beneficially	as of
Beneficial Owner	Owned	Plans(1)	Owned	March 15, 2004

Tennenbaum & Co., LLC(2)	2,360,485	—	2,360,485	19.2%
11100 Santa Monica Blvd. Suite 210
Los Angeles, CA 90025
Wells Fargo & Company(3)	1,205,129	—	1,205,129	9.8%
420 Montgomery St.
San Francisco, CA 94101
Richard P. Simmons(4)	859,190	—	859,190	7.0%
Birchmere, Quaker Hollow Road
Sewickley, PA 15143
Royce & Associates, LLC(5)	715,400	—	715,400	5.8%
1414 Avenue of the Americas, 9th Floor
New York, NY 10019
Singleton Group LLC(6)	699,981	—	699,981	5.7%
335 North Maple Drive, Suite 177
Beverly Hills, CA 90210
Michael P. Hoopis(7)	506,938	106,598	613,536	5.0%
Robert P. Bozzone(8)	370,477	3,000	373,477	3.0%
Victor C. Streufert(9)	232,959	65,928	298,887	2.4%
Robert A. Shortt(10)	195,733	63,466	259,199	2.1%
Robert J. Rasp(11)	135,933	52,078	188,011	1.5%
Richard P. Bisson(12)	92,291	38,412	130,703	1.1%
William G. Ouchi(13)	65,205	3,000	68,205	*
Charles J. Queenan, Jr.(14)	50,638	1,000	51,638	*
W. Craig McClelland(15)	27,154	3,000	30,154	*
F. Peter Cuneo(16)	10,920	4,000	14,920	*
Babette E. Heimbuch	3,343	5,000	8,343	*
All Directors and executive officers as a group (13 persons)(17)	1,877,483	395,089	2,272,572	18.5%

*	Less than one percent of the outstanding shares.

(1)	Subject to forfeiture if established service and other forfeiture conditions are not met.

(2)	Based solely upon information set forth in Schedule 13D dated January 11, 2001 and filed with the SEC on January 12, 2001, as amended on November 14, 2003 (filed November 17, 2003), amended December 4, 2003 (filed December 8, 2003) and amended January 27, 2004 (filed January 28, 2004). The number listed represents shares of the Company’s common stock beneficially owned by one or more members of a group consisting of Special Value Bond Fund, LLC, Special Value Bond Fund II, LLC, SVIM/ MSM, LLC, SVIM/ MSM II, LLC, Tennenbaum Capital Partners, LLC (formerly Special Value Investment Management), LLC, Tennenbaum Capital Partners, LLC and Michael E. Tennenbaum.

(3)	Based solely upon information set forth in Schedule 13G dated December 9, 2003 and filed with the SEC on December 10, 2003, as amended on January 16, 2004 (filed January 20, 2004) and amended February 12, 2004 (filed February 13, 2004).

(4)	Based solely upon information set forth in Schedule 13G/ A dated February 4, 2003 and filed with the SEC on February 4, 2003, and information set forth in Schedule 13D dated May 30, 2003 and filed with the SEC on May 30, 2003. Mr. Simmons disclaims beneficial ownership of 11,895 shares of the Company’s common stock owned by the R. P. Simmons Family Foundation, a private charitable foundation to which Mr. Simmons serves as trustee.

(5)	Based solely upon information set forth in Schedule 13G dated February 9, 2004 and filed with the SEC on February 9, 2004.

(6)	Based solely upon information set forth in Schedule 13G dated April 19, 2000 and filed with the SEC on April 21, 2000. The number listed represents shares of the Company’s common stock beneficially owned by one or more members of a group consisting of William W. Singleton, Caroline W. Singleton and Donald E. Rugg.

(7)	Includes 453,840 shares of the Company’s common stock to which Mr. Hoopis has or will have the right to acquire within 60 days through the exercise of stock options.

(8)	Includes 127,098 shares of the Company’s common stock held by The Robert P. Bozzone Grantor Retained Annuity Trust II, as to which Mr. Bozzone serves as trustee, 121 shares of the Company’s common stock held in Mr. Bozzone’s account as a participant in the Teledyne, Inc. 401(k) plan, 12,000 shares owned by Mr. Bozzone’s wife to which he disclaims beneficial ownership and 9,000 shares of the Company’s common stock to which Mr. Bozzone has or will have the right to acquire within 60 days through the exercise of stock options.

(9)	Includes 15,000 shares of the Company’s common stock that are held by The Streufert Family Revocable Living Trust dated May 16, 1997, as to which Mr. Streufert serves as a trustee, and 101,103 shares of the Company’s common stock to which Mr. Streufert has or will have the right to acquire within 60 days through the exercise of stock options.

(10)	Includes 67,801 shares of the Company’s common stock to which Mr. Shortt has or will have the right to acquire within 60 days through the exercise of stock options.

(11)	Includes 122,189 shares of the Company’s common stock to which Mr. Rasp has or will have the right to acquire within 60 days through the exercise of stock options and 1,148 shares of the Company’s common stock held by Mr. Rasp in the Company’s 401(k) plan.

(12)	Includes 81,141 shares of the Company’s common stock to which Mr. Bisson has or will have the right to acquire within 60 days through the exercise of stock options.

(13)	Includes 50,000 shares of the Company’s common stock owned by the William G. Ouchi Consultants, Inc. Money Purchase Pension Plan dated November 1, 1980, as to which Mr. Ouchi serves as a trustee, and 9,000 shares of the Company’s common stock to which Mr. Ouchi has or will have the right to acquire within 60 days through the exercise of stock options.

(14)	Includes 2,705 shares of the Company’s common stock owned by Mr. Queenan’s wife to which he disclaims beneficial ownership and 9,000 shares of the Company’s common stock to which Mr. Queenan has or will have the right to acquire within 60 days through the exercise of stock options.

(15)	Includes 9,000 shares of the Company’s common stock to which Mr. McClelland has or will have the right to acquire within 60 days through the exercise of stock options.

(16)	Includes 7,000 shares of the Company’s common stock to which Mr. Cuneo has or will have the right to acquire within 60 days through the exercise of stock options.

(17)	Includes all directors, Named Executive Officers and other executive officers of the Company as of March 15, 2004. Includes 127,424 shares of the Company’s common stock which two additional executive officers, combined, have or will have the right to acquire within 60 days through the exercise of stock options. See also notes (1) and (7) through (16) above.

IMPORTANT

      Tell the Water Pik Board what you think! Your vote is important. No matter how many Shares you own, please give TCP your proxy FOR the election of the Nominees by taking three steps:

•	SIGNING the enclosed BLUE proxy card,

•	DATING the enclosed BLUE proxy card, and

•	MAILING the enclosed BLUE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

      If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions. Accordingly, please return the BLUE proxy card in the envelope provided or contact the person responsible for your account and instruct that person to execute the BLUE proxy card representing your Shares. Also, you may be eligible to vote your Shares via the telephone or internet. Please follow the instructions included on your BLUE proxy card. TCP urges you to confirm in writing your instructions to TCP in care of D.F. King & Co., Inc. at the address provided below so that TCP will be aware of all instructions given and can attempt to ensure that such instructions are followed.

      If you have any questions or require any additional information concerning this Proxy Statement, please contact D.F. King & Co., Inc. at the address set forth below.

D.F. King & Co., Inc.

48 Wall Street
New York, New York 10005

CALL TOLL FREE: 888-644-5854

PRELIMINARY COPY SUBJECT TO COMPLETION

DATED APRIL 6, 2004

WATER PIK TECHNOLOGIES, INC. 2004 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF TENNENBAUM CAPITAL PARTNERS, LLC

THE BOARD OF DIRECTORS OF WATER PIK TECHNOLOGIES, INC. IS NOT SOLICITING THIS PROXY

The undersigned appoints and constitutes and Michael E. Tennenbaum and Mark K. Holdsworth, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Water Pik Technologies, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the Annual Meeting of Stockholders of the Company to be held on May 13, 2004 at 9:00 A.M. local time, at Gateway Plaza, 170 Newport Center Drive, Suite 100, Newport Beach, California 92660, and including at any adjournments or postponements thereof and at any meeting called in lieu thereof, hereby revoking any proxies previously given, as follows.

TENNENBAUM CAPITAL PARTNERS, LLC RECOMMENDS A VOTE “FOR ALL NOMINEES” FOR THE ELECTION OF ITS NOMINEES AND “FOR” PROPOSALS 2, 3 AND 4. (Please mark each matter with an “X” in the appropriate box.)

WITHHOLD
		FOR ALL	AUTHORITY TO VOTE	FOR ALL EXCEPT
1.	ELECTION OF DIRECTORS	NOMINEES	FOR ALL NOMINEES	NOMINEE WRITTEN BELOW
	Nominees: Michael E. Tennenbaum and Mark K. Holdsworth	[ ]	[ ]	[ ]

2.	AMENDMENT OF COMPANY’S 1999 INCENTIVE PLAN:	[ ] FOR	[ ] AGAINST	[ ] ABSTAIN
3.	RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS:	[ ] FOR	[ ] AGAINST	[ ] ABSTAIN
4.	PROPOSAL CONCERNING BOARD DECLASSIFICATION:	[ ] FOR	[ ] AGAINST	[ ] ABSTAIN
5.	IN THEIR DISCRETION WITH RESPECT TO ANY OTHER MATTERS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING.

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed above. IF NO DIRECTION IS INDICATED WITH RESPECT TO THE ABOVE PROPOSALS, THIS PROXY WILL BE VOTED “FOR” THE ELECTION OF THE NOMINEES, OR ANY SUBSTITUTIONS THERETO, “FOR” THE AMENDMENT OF THE COMPANY’S 1999 INCENTIVE PLAN, “FOR” THE RATIFICATION OF THE APPOINTMENT OF INDEPENDENT AUDITORS AND “FOR” THE PROPOSAL THAT THE WATER PIK BOARD TAKE ALL NECESSARY ACTIONS IN ACCORDANCE WITH APPLICABLE STATE LAW TO DECLASSIFY THE WATER PIK BOARD. THIS PROXY WILL ALSO BE VOTED AT THE DISCRETION OF THE PROXY HOLDERS UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

DATED:
PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.

(Signature)

(Signature, if held jointly)

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS,

ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!